SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pricing of the secondary follow-on offering of preferred shares issued by CTEEP

Rio de Janeiro, July 18, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras (“Eletrobras”), as selling shareholder, informs its shareholders and the market in general that, further to its Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on July 12, 2024, it has priced the secondary follow-on offering of 93,000,000 preferred shares issued by CTEEP – Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”) held by Eletrobras (considering the Additional Shares, as defined below) (the “Shares”). This offering was made to professional investors in Brazil and with placement efforts outside of Brazil without registration under the U.S. Securities Act of 1933, as amended (the “Securities Act” and the “Offering”, respectively). The price per Share was set at R$23.50, resulting in an aggregate amount of R$2,185,500,000.00.

Eletrobras jointly with the offering coordinators decided to exercise the overlottment option and increase the total number of Shares, representing 33,000,000 additional shares issued by CTEEP held by Eletrobras under the same conditions and at the same price as the Shares initially offered (the “Additional Shares”). The Additional Shares were allocated to accommodate the excess demand identified in the bookbuilding process.

There will be no stabilization of the price of the Shares after the settlement of the Offering and, consequently, the price of the Shares on the B3 S.A. - Brasil, Bolsa, Balcão (the “B3”) may fluctuate significantly after the placement of the Shares.

Delivery of the Shares will be made in Brazil through the B3 Central Depository (Central Depositária da B3) and is expected to occur on or about July 23, 2024.

The information contained herein is for informational purposes and should not, under any circumstances, be considered as, nor constitute, an investment recommendation or an offer to sell, an advertisement of a public offering, a solicitation or offer to buy securities issued by CTEEP (including the Shares) in Brazil, in the United States, or any other jurisdiction, in accordance with applicable legislation in force. Any information contained herein should not be taken, transmitted, disclosed, distributed, or disseminated, directly or indirectly, in the United States or any other jurisdiction. No securities may be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors without registration or an exemption from registration under the Securities Act.

Eduardo Haiama
Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.